Mail Stop 4561

October 14, 2008

W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, AL 35209

Re: CapitalSouth Bancorp
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008

Dear Mr. Puckett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief